Exhibit 99.2

Q1 2025 FINANCIAL RESULTS

HIER WIRD
ES LAUT
sunrise
Sunrise

Q1 2025 Financial Results	1

Table of Content

3	Financial Review

24	Consolidated Statements

26	Consolidated Statements of Comprehensive Income (Loss)
27	Consolidated Statements of Financial Position
29	Consolidated Statements of Changes in Equity
30	Consolidated Statements of Cash Flows

31	Notes to the Consolidated Statements

31	(1) General Information
31	(2) Basis of Preparation
32	(3) Accounting Policies
33	(4) Segment Reporting
35	(5) Revenue from Customers
37	(6) Other Operating Income and Expenses
438	(7) EPS
39	(8) Other Operating Assets and Liabilities
39	(9) Commitments and Contingencies
40	(10) Borrowings
43	(11) Financial Income and Expenses
43	(12) Fair Value Estimation
44	(13) Events after the Balance Sheet Date

Q1 2025 Financial Results	2

Financial Review

Comparability of future results

The following financial review, which should be read in conjunction with the Sunrise interim consolidated financial statements included in this report, reflects the Sunrise results for the periods ended 31 March 2025 and 2024. During 2024 up until 8 November 2024, Sunrise was a wholly-owned subsidiary of Liberty Global. On 8 November 2024, Sunrise completed the spin-off into an independent publicly owned company. Sunrise entered into a number of agreements with Liberty Global that govern the relationship between Sunrise and Liberty Global after the spin-off, and incurred certain costs related to the spin-off. In addition, following the spin-off, Sunrise started to incur certain ongoing administrative expenses as a result of its status as a separate, publicly traded company. As a result, the historical results of Sunrise operations and the period-to-period comparisons of results presented herein and certain financial data included elsewhere in this report may not be indicative of future results. Refer to the rebased financial results of Sunrise included in the Investor Relations Factsheet (“the factsheet”) for more information about the effects of the spin-off and certain related transactions.

Factors affecting Sunrise performance

Sunrise believes that the key factors affecting its historical and future business and financial performance include:

Sunrise-UPC transaction. The combination of the Sunrise legacy mobile franchise with UPC Switzerland’s broadband network, in the Sunrise-UPC transaction that closed in November 2020, created the country’s leading converged telecommunications challenger to the incumbent Swisscom, with opportunities for both revenue growth and cost synergies. Capturing these opportunities required the combined company to invest in integrating operations, and also came with some expected execution challenges, primarily related to preserving ARPUs and elevated customer churn experienced while migrating legacy UPC customers from the higher-priced legacy UPC platform to the Sunrise brand.

Competition. The Swiss telecommunications market is served by three primary players, Swisscom, Sunrise and Salt, with Swisscom historically holding the largest market share across all services. In each of the periods presented, however, Sunrise has increased its market share in postpaid mobile and broadband services at Swisscom’s expense. Close competition among the three players has resulted in industry pricing pressure leading to decreased industry ARPUs, with each of the three competitors, including Sunrise, introducing flanker brands to provide services at lower prices and engaging in price-based promotions and price-matching offers to win customers.

Subscriber base and ARPU in residential services. Sunrise revenues in the residential segment are dependent on its ability to maintain and expand its subscriber base. In addition, Sunrise revenues in this segment are dependent on its ability to balance its service prices with the size of its subscriber base to optimize ARPU, calculated as the average monthly revenue per fixed customer relationship or mobile subscriber, as applicable. Revenues for each of the periods presented were affected by decreases in the subscriber base resulting from expected integration challenges associated with migrating legacy UPC customers in the residential segment to the Sunrise brand following the Sunrise-UPC transaction, as well as lower ARPU resulting from migration of such UPC customers from the higher-priced UPC platform to the Sunrise brand. Sunrise believes that such challenges have now been substantially resolved, which it believes should enable Sunrise to stabilise and grow the Sunrise brand revenues in the residential segment in the near to medium term. Sunrise has been implementing strategies designed to reduce subscriber volume loss and price sensitivity, including premium positioning of the Sunrise brand, promotion of converged subscriptions and introduction of value-added services.

Service portfolio and pricing in business services. Compared to its market share in residential services, Sunrise believes that it is currently under-represented in business-customer services, where Swisscom is by far the dominant competitor. Growth in business- and wholesale-services segment revenues in the periods presented reflected, in part, the success of efforts by Sunrise to capture additional market share in Swiss business services, supported by its robust telecommunications services offerings enhanced by its FMC strategy enabled by the Sunrise-UPC transaction and its evolving portfolio of value-added services (such as security, ICT, consulting and engineering solutions) underpinned by an ecosystem of strategic partners. Such revenue growth also reflects growth in revenues from existing business customers, primarily as a result of the expansion of the businesses of Sunrise customers necessitating additional services, including, primarily, additional mobile-service subscriptions, but also as a result of efforts by Sunrise to cross-sell additional services to existing customers. In the business-services segment, the size of the Sunrise customer base is generally less impacted by its service prices than in the residential segment because Sunrise normally offers its portfolio of services to business customers in customised service packages at negotiated prices, benefiting from volume, usage and bundling discounts. Although certain of the Sunrise business customers may be sensitive to mobile-service price fluctuations, particularly in larger enterprises, the number of mobile-service subscriptions generally fluctuates based on the size of the business customer’s employee base, rather than changes to the Sunrise service prices. Accordingly, in business services, in addition to the ability to maintain and expand its customer base and cross-sell additional services, Sunrise revenues depend on its ability to price its services effectively. Going forward, Sunrise is further

Q1 2025 Financial Results	3

focused on leveraging synergies with residential subscribers to acquire small business customers (10 or fewer employees), growing market share among small-medium business customers (11 to 250 employees), including by leveraging residential sales channels, and further increasing its share of wallet of existing enterprise business customers (250 employees and up).

Investments in network quality. Sunrise revenues are dependent on its reputation among customers for high mobile and fixed network quality and reliability. While Sunrise does not develop its own network-infrastructure technologies or otherwise conduct meaningful research and development activities, Sunrise contracts with infrastructure-technology providers to purchase and install upgrades and additions to its network infrastructure in order to maintain and enhance the quality and reliability of its telecommunications services. Therefore, Sunrise undertook capital expenditures in the periods presented to increase capacity and upgrade the mobile infrastructure. During the periods presented, the capital-expenditure profile of Sunrise has benefited, and is expected to continue to benefit, from its hybrid network infrastructure, which utilises a mix of owned infrastructure, shared antenna sites and supplemental network-access agreements with subscriber-based charges to increase network coverage and enhance service offerings, thereby substantially reducing capital expenditures necessary to support growth.

Cost management. Sunrise supports its profitability by managing its cost profile. Capital expenditures in the period ended 31 March 2024 was increased due to costs-to-capture synergies following the Sunrise-UPC transaction, including a related IT transformation and roll out of CPE. Such expenditures are expected to taper in the near and medium term, as these initiatives progress and are completed. Beginning in 2021, Sunrise has also been pursuing automation and IT-simplification initiatives to reduce the cost of certain of its operational processes, in addition to various other operating-expense efficiency initiatives, such as a leaner organisational design implemented at the end of 2023. Such initiatives have benefited Sunrise operating expenditures in the periods presented and are expected to benefit operating expenses in the future.

Interest and currency exchange rates. In the periods presented, Sunrise after-tax losses and free cash flows benefited from relatively low interest expense after hedges, resulting from a low interest-rate environment prevailing at the time the debt was incurred. While substantially all of Sunrise debt is denominated in EUR or USD and the majority of it bears interest at variable rates, substantially all debt has been swapped into CHF and interest rates were fixed through hedging arrangements at the time the debt was incurred. As of 31 March 2025, Sunrise had outstanding third-party indebtedness of CHF 4.7 billion, at a weighted-average cost of capital of approximately 2.7% after interest-rate hedges. Sunrise indebtedness outstanding as of 31 March 2025 matures between 2028 and 2032. On 4 February 2025, Sunrise announced the issuance by Sunrise Financing Partnership of a new USD 1,300 million Term Loan B due in 2032. The new loan is structured as a sustainability-linked loan, directly linked to Sunrise sustainability-related company goals and strategy. Proceeds from the new loan were used to refinance the existing USD Term Loan B maturing in 2029 and partially refinance the existing EUR Term Loan B due in 2029 including associated fees. The debt stack is economically hedged against interest-rate and currency changes until 2032 with the weighted-average cost of debt reduced from 3.0% as of December 2024 to 2.7% as of March 2025. Sunrise will continue to access loan and bond markets opportunistically to term-out debt and optimize pricing.

Q1 2025 Financial Results	4

Financial review

The following financial review, which should be read in conjunction with the Sunrise interim consolidated financial statements included in this report, is intended to assist in providing an understanding of the results of operations and financial condition and is organized as follows:

•	Summary financial information and operating data: This section includes summary financial information and operating data of Sunrise for the periods ended 31 March 2025 and 2024.

•	Results of operations: This section provides an analysis of actual results of operations for the periods ended 31 March 2025 and 2024.

•	Liquidity and capital resources: This section provides an analysis of corporate and subsidiary liquidity and the interim consolidated statements of cash flows.

•	Quantitative and qualitative disclosures about market risk: This section provides discussion and analysis of the market risks that Sunrise faces.

Certain uppercase terms used below have been defined in the Notes to the interim consolidated financial statements.

Summary financial information and operating data

The tables below set out summary financial information and operating data of Sunrise for the indicated periods.

Sunrise results have been prepared in accordance with IFRS. The following information should be read in conjunction with the Sunrise interim consolidated financial statements included in this report. Sunrise historical results are not necessarily indicative of expected future results.

Q1 2025 Financial Results	5

Sunrise Statements of Income or Loss Data:

	Three months ended 31 March
in CHF millions	2025	2024
Revenue	722.1	746.8
Direct costs	(184.3)	(201.7)
Personnel expenses	(107.5)	(104.6)
Other operating income and capitalized labor	15.5	14.0
Other operating expenses	(166.8)	(167.4)
Operating income before depreciation and amortization	279.0	287.1

Depreciation of right-of-use assets	(32.9)	(32.9)
Depreciation and amortization	(233.4)	(233.0)
Operating income (loss)	12.7	21.2

Financial income	74.9	385.5
Financial expenses	(86.2)	(545.5)
Share of gains (losses) of equity method investments	1.1	(0.2)
Income (loss) before taxes	2.5	(139.0)

Income tax benefit	(3.8)	11.8
Net income (loss)	(1.3)	(127.2)

Q1 2025 Financial Results	6

Sunrise Cash Flow Data:

	Three months ended 31 March
in CHF millions	2025	2024
Net cash provided by operating activities	171.1	246.0
Net cash used in investing activities	(111.3)	(77.5)
Net cash used in financing activities	(183.3)	(159.7)
Effect of exchange rate changes on cash	(0.1)	(0.7)
Net increase (decrease) in cash and cash equivalents:	(123.6)	8.1

Sunrise Summary Financial Data:

	Three months ended 31 March
in CHF millions, except percentages	2025	2024
Revenue	722.1	746.8
Net income (loss)	(1.3)	(127.2)

Net income (loss) margin	(0.2)%	(17.0)%
Adjusted EBITDAaL[1]	240.0	248.1

Adjusted EBITDAaL margin	33.2%	33.2%
Net cash provided by operating activities	171.1	246.0
Adjusted Free Cash Flow[2]	(127.7)	(59.9)

[1]

Adjusted EBITDAaL is the primary measure used by the Sunrise chief operating decision maker to evaluate operating performance and is also a key factor that is used by the internal decision makers within Sunrise to (i) determine how to allocate resources and (ii) evaluate the effectiveness of Sunrise management for the purposes of annual and other incentive-compensation plans. The Sunrise internal decision makers believe Adjusted EBITDAaL is a meaningful measure because it represents a transparent view of recurring operating performance that is unaffected by the Sunrise capital structure and allows management to (a) readily view operating trends, (b) perform analytical comparisons and benchmarking between segments and (c) identify strategies to improve operating performance. Adjusted EBITDAaL is defined as Adjusted EBITDA after lease-related expenses. Adjusted EBITDA is defined as income (loss) before income-tax benefit

(expense), share of losses (gains) of affiliates, financial income, financial expenses, depreciation and amortization, share-based compensation expense, and impairment, restructuring and other operating items. Other operating items include (1) provisions and provision releases related to significant litigation, (2) certain related-party charges and (3) gains and losses on the disposal of long-lived assets. Consolidated Adjusted EBITDA and Adjusted EBITDAaL are non-IFRS measures, which readers should view as a supplement to, and not a substitute for, IFRS measures of profitability included in the Sunrise interim consolidated financial statements included in this report. Further, the Sunrise definition of Adjusted EBITDAaL and Adjusted EBITDA may differ from the way other companies define and apply their definitions of such terms. The following table provides a reconciliation of net income (loss) to Adjusted EBITDA and Adjusted EBITDAaL:

Q1 2025 Financial Results	7

	Three months ended 31 March
in CHF millions	2025	2024
Net income (loss)	(1.3)	(127.2)
Income tax expense (benefit)	3.8	(11.8)
Share of losses (gains) of affiliates	(1.1)	0.2
Financial income	(74.9)	(385.5)
Financial expenses	86.2	545.5
Operating income (loss)	12.7	21.2

Depreciation and amortization	233.4	233.0
Depreciation of right-of-use assets	32.9	32.9
Share-based compensation expense	7.3	4.8
Impairment, restructuring and other operating items	2.0	6.0
Adjusted EBITDA	288.3	297.9

Lease-related expenses	(48.3)	(49.8)
Adjusted EBITDAaL	240.0	248.1

[2]

Adjusted Free Cash Flow is defined as net cash provided by operating activities plus (i) operating-related vendor-financed additions (which represents an increase in the period to actual cash available as a result of extending vendor payment terms beyond normal payment terms, which are typically 90 days or less, through non-cash financing activities) and (ii) cash receipts in the period from interest-related derivatives, less (a) cash payments in the period for interest, (b) cash payments in the period for capital expenditures, (c) principal payments on amounts financed by vendors and intermediaries (which represents a decrease in the period to actual cash available as a result of paying amounts to vendors and intermediaries where vendor payments were previously extended beyond the normal payment terms) and (d) principal payments on lease liabilities (which represents a decrease in the period to actual cash available), each as reported in the interim consolidated statements of cash flows. Sunrise believes its presentation of Adjusted Free Cash Flow, which is a non-IFRS measure, provides useful information to investors because this measure can be used to gauge its ability to (1) service debt, (2) distribute dividends to shareholders and (3) fund new investment opportunities after consideration of all actual cash payments related to its working-capital activities and expenses that are capital in nature, whether paid inside normal vendor payment terms or paid later outside normal vendor payment terms (in which case Sunrise typically pays in less than 365 days). Adjusted Free Cash Flow should not be understood to represent the ability to fund discretionary amounts, as Sunrise has various mandatory and contractual obligations, including debt repayments, that are not deducted to arrive at these amounts. Investors should view Adjusted Free Cash Flow as a supplement to, and not a substitute for, IFRS measures of liquidity included in the Sunrise interim consolidated statements of cash flows. Further, the Sunrise definition of Adjusted Free Cash Flow may differ from the way other companies define and apply their definition of Adjusted Free Cash Flow. The following table provides a reconciliation of net cash provided by operating activities to Adjusted Free Cash Flow:

	Three months ended 31 March
in CHF millions	2025	2024
Net cash provided by operating activities	171.1	246.0
Interest paid	(103.0)	(131.8)
Interest-related derivative receipts (payments)	(10.2)	26.8
Vendor financing additions[i]	90.8	55.2
Capital expenditures	(108.0)	(146.3)
Principal payments on vendor financing	(133.0)	(89.8)
Payment of lease liabilities	(35.3)	(20.1)
Adjusted Free Cash Flow	(127.7)	(59.9)

Q1 2025 Financial Results	8

[i]

For the purposes of the Sunrise interim consolidated statements of cash flows, vendor financing additions represent operating-related expenses financed by an intermediary that are treated as constructive operating cash outflows and constructive financing cash inflows when the intermediary settles the liability with the vendor. When Sunrise pays the financing intermediary, it records financing cash outflows in its interim consolidated statements of cash flows. For the purposes of its Adjusted Free Cash Flow definition, Sunrise (a) adds in the constructive financing cash inflow when the intermediary settles the liability with the vendor, as its actual net cash available at that time is not affected and (b) subsequently deducts the related financing cash outflow when Sunrise actually pays the financing intermediary, reflecting the actual reduction to its cash available to service debt or fund new investment opportunities.

Sunrise Summary ARPU Data:1

	Three months ended 31 March
in CHF	2025	2024
Residential customers:
Fixed Services
ARPU per Fixed Customer Relationship[2]	58.04	61.89
Mobile Services
ARPU per Mobile Subscriber[3]	28.65	29.75

[1]	Corrected numbers compared to previous version uploaded on 19 May 2025, 07:00 am CEST.
[2]

Average Revenue Per Unit (ARPU) is the average subscription revenue per average fixed customer relationship or mobile subscriber, as applicable. ARPU per fixed customer relationship is calculated by dividing the average subscription revenue from residential fixed services by the average of the opening and ending balances of fixed customer relationships for the period.

[3]

ARPU per mobile subscriber is calculated by dividing the average mobile subscription revenue (including interconnect revenue but excluding handset sales and late fees) by the average of the opening and ending balances of mobile subscribers in service for the period.

Q1 2025 Financial Results	9

Sunrise Summary Operating Data:

	Three months ended 31 March
	2025	2024
Residential customers:
Fixed Services
Fixed Customer Relationships[1]	1,374,041	1,380,333
Select Fixed RGUs[2]:
Broadband Internet[3]	1,157,973	1,141,693
Enhanced TV4	892,585	905,041
Mobile Services
Mobile RGUs[5]	2,348,854	2,301,780
Postpaid Mobile RGUs	2,076,312	1,985,971
Prepaid Mobile RGUs	272,542	315,809
Fixed-mobile Convergence[6]	58.3%	56.8%
Business customers and wholesale:
Fixed Services[7]
Fixed Customer Relationships[1]	123,009	115,167
Select Fixed RGUs[2]:
Broadband Internet[3]	140,049	129,980
Enhanced TV4	91,226	84,331
Mobile Services[8]
Mobile RGUs[5]	784,158	733,370
Postpaid Mobile RGUs	741,262	684,125
Prepaid Mobile RGUs	42,896	49,245
Fixed-mobile Convergence[6]	77.9%	84.4%

[1]

Fixed customer relationships represent the number of customers who receive at least one of the Sunrise broadband Internet, TV or fixed-line telephony services, without regard to which or to how many services they subscribe. Fixed customer relationships generally are counted on a unique-premises basis. Accordingly, if an individual receives Sunrise services in two premises (e.g., a primary home and a vacation home), that individual generally will count as two fixed customer relationships. Sunrise fixed customer relationships include customers who receive basic cable services (BCS) which are services delivered without the use of encryption-enabling, integrated or virtual technology as well as customers who receive fixed telephony services over Sunrise networks, or that Sunrise services through a partner network.

[2]

A fixed RGU is, separately, an Internet subscriber or an enhanced TV subscriber. A home, residential multiple-dwelling unit or commercial unit may contain one or more RGUs. For example, if a residential customer subscribes to the Sunrise broadband Internet service or enhanced TV service, the customer will constitute two RGUs. RGUs generally are counted on a unique-premises basis such that a given premise does not count as more than one RGU for any given service. However, if an individual receives one of the services in two premises (e.g., a primary home and a vacation home), that individual will count as two RGUs for that service. Each bundled Internet or enhanced TV service is counted as a separate RGU regardless of the nature of any bundling discount or promotion. Non-paying subscribers are counted as subscribers during their free promotional service period. Some of these subscribers may choose to disconnect after their free service period. Services offered without charge on a long-term basis (e.g., certain preferred subscribers) generally are not counted as RGUs. Free services provided to Sunrise employees generally are counted as RGUs.
[3]

Internet Subscribers are homes, residential multiple-dwelling units or commercial units that receive fixed broadband Internet services over Sunrise fixed or mobile networks or that Sunrise services through a partner network.

[4]

Enhanced TV subscribers are homes, residential multiple-dwelling units or commercial units that receive Sunrise enhanced TV services, which are TV services delivered through encryption-enabling, integrated or virtual technology over the Sunrise broadband network or through a partner network. Enhanced TV subscribers exclude subscribers that receive BCS, as described above.

Q1 2025 Financial Results	10

[5]

A Mobile RGU is a mobile subscriber, which represents an active SIM card in service. A subscriber who has a data and voice plan for a mobile handset and a data plan for a laptop would be counted as two mobile subscribers. Sunrise has both prepaid and postpaid mobile subscribers. Prepaid subscribers are excluded from the mobile-subscriber count after a period of inactivity of 90 days, based on industry standards in Switzerland.

[6]

Fixed-mobile convergence penetration represents the number of customers who subscribe to both a fixed broadband Internet service and a pre- or postpaid mobile-telephony service, divided by the total number of customers who subscribe to fixed broadband Internet service.

[7]

Business-customer and wholesale fixed relationships and fixed RGUs include customers who receive fixed services that are the same or similar to mass-marketed products offered to residential customers. This includes customers who receive discounted services pursuant to a programme Sunrise has in place with their employer, SOHO customers and SMEs (generally defined as businesses with 99 or fewer employees) and does not include services provided to large enterprises (generally defined as businesses with 100 or more employees) or wholesale services.

[8]

Business-customer and wholesale mobile RGUs represent the number of active SIM cards in service that are provided to business and wholesale customers, including customers who receive discounted services pursuant to a programme Sunrise has in place with their employer, SOHO, SME and enterprise customers, as well as to customers who subscribe for mobile services delivered over Sunrise networks through a branded reseller with whom Sunrise contracts, and excluding customers who subscribe for mobile services delivered over Sunrise networks through an MVNO with whom Sunrise contracts, as well as other wholesale customers.

Additional general notes to table

While Sunrise takes appropriate steps to ensure that subscriber statistics are presented on a consistent and accurate basis at any given balance-sheet date, the variability in (i) the nature and pricing of products and services, (ii) the distribution platform, (iii) billing systems, (iv) bad-debt collection efforts and (v) other factors add complexity to the subscriber-counting process. Sunrise periodically reviews the subscriber-counting policies and underlying systems to improve the accuracy and consistency of the data reported on a prospective basis. Accordingly, Sunrise may from time to time make appropriate adjustments to the subscriber statistics based on those reviews.

Results of operations

The discussion presented in this section provides an analysis of Sunrise revenue and expenses for the periods ended 31 March 2025 and 2024 as further described in Notes 4, 5 and 6 to the interim consolidated financial statements.

Revenue

Sunrise derives revenue primarily from communications services provided to residential and business customers, including mobile, broadband Internet, TV and fixed-line telephony services, and from infrastructure and support functions.

Residential customers revenue

Residential fixed subscription revenue includes amounts received from subscribers for ongoing services and the recognition of deferred installation revenue over the associated contract period. Residential fixed non-subscription and hardware revenue includes, among other items, channel carriage fees, late fees and revenue from the sale of equipment.

Residential subscription revenue from subscribers who purchase bundled services at a discounted rate is generally allocated proportionally to each service based on the standalone price for each individual service. As a result, changes in the standalone pricing of fixed and mobile products or the composition of bundles can contribute to changes in product revenue categories from period to period.

Residential mobile subscription revenue includes amounts received from subscribers for ongoing services. Residential mobile non-subscription and hardware revenue includes, among other items, revenue from sales of mobile handsets and other devices.

Business customers and wholesale revenue

Business-customer and wholesale subscription revenue represents revenue from (i) services provided to SOHO subscribers and (ii) mobile, connectivity and information and communication technology (ICT) services provided to medium and large enterprises. Business-customer and wholesale non-subscription and hardware revenue includes revenue from business broadband Internet, TV, fixed-line telephony, data and ICT services, such as carrier and roaming services, offered to medium and large enterprises and fixed-line and mobile services on a wholesale basis, offered to other operators.

Infrastructure and support functions revenue

Infrastructure and support functions revenue primarily includes built-to-suit (BTS) revenue related to mobile towers built by Sunrise and sold to Swiss Towers.

Q1 2025 Financial Results	11

Period ended 31 March 2025 compared to period ended 31 March 2024

Revenue by major category and reportable segment for the indicated periods is set out below:

	Three months ended 31 March		Increase (decrease)
in CHF millions, except percentages	2025	2024	CHF	%
Residential customers:
Fixed revenue:	250.9	270.2	(19.3)	(7.1)

Subscription	239.4	256.5	(17.1)	(6.7)
Non-subscription and hardware	11.5	13.7	(2.2)	(16.1)
Mobile revenue:	245.1	254.2	(9.1)	(3.6)

Subscription	201.8	205.1	(3.3)	(1.6)
Non-subscription and hardware	43.3	49.1	(5.8)	(11.8)
Other:	24.3	22.7	1.6	7.0

Total residential customers revenue	520.3	547.1	(26.8)	(4.9)

Business customers and wholesale:
Fixed revenue:	117.4	115.4	2.0	1.7

Subscription	76.4	70.7	5.7	8.1
Non-subscription and hardware	41.0	44.7	(3.7)	(8.3)
Mobile revenue:	82.7	83.3	(0.6)	(0.7)

Subscription	65.8	64.1	1.7	2.7
Non-subscription and hardware	16.9	19.2	(2.3)	(12.0)
Other:	0.7	0.6	0.1	16.7

Total business customers and wholesale revenue	200.8	199.3	1.5	0.8

Infrastructure and support functions:
Other:	1.0	0.4	0.6	150.0

Total infrastructure and support functions revenue	1.0	0.4	0.6	150.0

Total revenue	722.1	746.8	(24.7)	(3.3)

Q1 2025 Financial Results	12

Residential customers.1 The details of the decrease in Sunrise residential-customer revenue during the period ended 31 March 2025, compared to the corresponding period in 2024, are set out below:

in CHF millions	Subscription revenue	Non-subscription and hardware revenue	Total
Decrease in residential fixed subscription revenue due to change in:
Average number of fixed customer relationships[2]	(1.1)	—	(1.1)
ARPU	(16.0)	—	(16.0)
Decrease in residential fixed non-subscription and hardware revenue	—	(2.2)	(2.2)
Total decrease in residential fixed revenue	(17.1)	(2.2)	(19.3)

Increase (decrease) in residential mobile subscriptions revenue due to change in:
Average number of mobile subscribers[3]	4.3	—	4.3
ARPU	(7.6)	—	(7.6)
Decrease in residential mobile non-subscription and hardware revenue	—	(5.8)	(5.8)
Total decrease in residential mobile revenue	(3.3)	(5.8)	(9.1)

Increase in other residential revenue	—	1.6	1.6

Total	(20.4)	(6.4)	(26.8)

[1]	Corrected numbers compared to previous version uploaded on 19 May 2025, 07:00 am CEST.
[2]	Average number of fixed customer relationships is calculated as the average of the opening and ending balances of fixed customer relationships in the period.
[3]	Average number of mobile subscribers is calculated as the average of the opening and ending balances of mobile subscribers in the period.

Residential customers.

Total residential-customers revenue decreased CHF 26.8 million or 4.9% during the period ended 31 March 2025, compared to the corresponding period in 2024, including a decrease of CHF 2.8 million attributable to the impact of legacy UPC customer shifts from residential products to business customers and wholesale products (see details below), primarily due to the net effect of (i) a decrease in fixed subscription revenue due to lower ARPU, mainly driven by higher discounts and migrating legacy UPC customers from the higher-priced legacy UPC platform to the Sunrise brand, which also led to a decrease in the average number of customers, and due to lower variable usage in fixed-line telephony, partially offset by growth in flanker brands, (ii) a decrease in fixed non-subscription and hardware revenue attributable to lower equipment sales driven by lower hardware-bundling activity and the related revenue-recognition impact, (iii) a decrease in mobile subscription revenue attributable to lower variable usage (interconnect, roaming and options), as well as lower ARPU, mainly driven by higher discounts due to pricing pressure in the market, multi-SIM discounts and flanker brands’ share in the base, partially offset by an increase in the average number of RGUs mainly from growth in flanker brands, (iv) a decrease in mobile non-subscription and hardware revenue, mainly driven by lower handset sales and (v) an increase in other revenue mainly due to higher fee-related revenue.

Changes in product hierarchy.

As of Q1 2025, there has been an adjustment in the product hierarchy within the residential customer segment. This change reflects a refinement of the product hierarchy based on how management analyses and steers the business. For better comparability, the 2024 revenues shown above have been reclassified. These reclassifications within the residential customers segment for Q1 2024 as well as the legacy UPC customer shifts to business customers and wholesale segment are shown below. For a comprehensive view of the full rebased figures, please refer to the factsheet.

Q1 2025 Financial Results	13

	Three months ended March 31
in CHF millions	2024
	Product hierarchy	Customer shifts	Total change
Residential customers:
Fixed revenue:	13.2	(2.6)	10.6

Subscription	3.8	(2.6)	1.2
Non-subscription and hardware	9.4	—	9.4
Mobile revenue:	(2.0)	(0.2)	(2.2)

Subscription	(2.2)	(0.2)	(2.4)
Non-subscription and hardware	0.2	—	0.2
Other:	(11.2)	—	(11.2)

Total residential customers revenue	—	(2.8)	(2.8)

Business customers and wholesale. Total business-customers and wholesale revenue increased CHF 1.5 million or 0.8% during the period ended 31 March 2025, compared to the corresponding period in 2024, including an increase of CHF 2.8 million attributable to the impact of legacy UPC customer shifts from residential products to business customers and wholesale products (see details below), primarily due to the net effect of (i) an increase in fixed subscription revenue due to a higher number of business customers, (ii) a decrease in fixed non-subscription and hardware revenue due to lower installation revenue and lower revenue from wholesale services driven by lower voice hubbing activity, (iii) higher mobile subscription revenue due to an increase in wholesale services driven by higher MVNO-related revenues, (iv) a decrease in mobile non-subscription and hardware revenue due to lower handset sales volumes and (v) unchanged other revenue.

Changes in product hierarchy. As of Q1 2025, there has been an adjustment in the product hierarchy within the business customers and wholesale segment. This change reflects a refinement of the product hierarchy based on how management analyses and steers the business. For better comparability, the 2024 revenues shown above have been reclassified. These reclassifications within the business customers and wholesale segment for Q1 2024 as well as the legacy UPC customer shifts to business customers and wholesale segment are shown below. For a comprehensive view of the full rebased figures, please refer to the factsheet.

	Three months ended March 31
in CHF millions	2024
	Product hierarchy	Customer shifts	Total change
Business customers and wholesale:
Fixed revenue:	—	2.6	2.6

Subscription	0.5	2.6	3.1
Non-subscription and hardware	(0.5)	—	(0.5)
Mobile revenue:	0.1	0.2	0.3

Subscription	(1.2)	0.2	(1.0)
Non-subscription and hardware	1.3	—	1.3
Other:	(0.1)	—	(0.1)

Total business customers and wholesale revenue	—	2.8	2.8

Infrastructure and support functions. Total infrastructure and support-functions revenue increased CHF 0.6 million or 150.0% during the period ended 31 March 2025, compared to the corresponding period in 2024, primarily due to higher BTS revenue.

Q1 2025 Financial Results	14

Profit Reconciliation

Direct costs

Direct costs include programming and copyright costs, interconnect and access costs, costs of mobile handsets and other devices and other costs of sales related to Sunrise operations. Programming and copyright costs represent a significant portion of operating costs and are subject to rises in future periods due to various factors, including (i) higher costs associated with the expansion of digital video content, including rights associated with ancillary product offerings and rights that provide for the broadcast of live sporting events, and (ii) rate increases.

Personnel expenses

Personnel expenses include salary and payroll costs, commissions, incentive-compensation costs, deferred labor and contingent labor.

Other operating income and capitalized labor

This line item includes capitalized internal labor and other income primarily related to legal settlements.

Other operating expenses

Other expenses include marketing and other sales costs, network operations, customer-service costs, business-service costs, impairment and restructuring, share-based compensation and other general expenses.

Period ended 31 March 2025 compared to year ended 31 March 2024

	Three months ended 31 March		Increase (decrease)
	2025	2024	CHF	%
	in millions, except percentages
Revenue	722.1	746.8	(24.7)	(3.3)
Direct costs	(184.3)	(201.7)	(17.4)	(8.6)
Personnel expenses	(107.5)	(104.6)	2.9	2.7
Other operating income and capitalized labor	15.5	14.0	1.5	11.0
Other operating expenses	(166.8)	(167.4)	(0.6)	(0.4)
Operating income before depreciation and amortization	279.0	287.1	(8.1)	(2.8)

Depreciation of right-of-use assets	(32.9)	(32.9)	—	(0.1)
Depreciation and amortization	(233.4)	(233.0)	0.4	0.2
Operating income	12.7	21.2	(8.5)	(40.1)

Financial income	74.9	385.5	(310.6)	(80.6)
Financial expenses	(86.2)	(545.5)	(459.3)	(84.2)
Share of gains (losses) of affiliates, net	1.1	(0.2)	1.3	661.8
Income (loss) before taxes	2.5	(139.0)	141.5	101.8

Income tax benefit (expense)	(3.8)	11.8	(15.6)	(132.2)
Net loss	(1.3)	(127.2)	125.9	99.0

Q1 2025 Financial Results	15

Direct costs

	Three months ended 31 March		Increase (decrease)
	2025	2024	CHF	%
	in millions, except percentages
Residential customers	117.2	123.9	(6.7)	(5.4)
Business customers and wholesale	64.2	72.6	(8.4)	(11.6)
Infrastructure and support functions	2.9	5.2	(2.3)	(43.4)
Total	184.3	201.7	(17.4)	(8.6)

Residential customers. Total residential-customers direct costs decreased CHF 6.7 million or 5.4% during the period ended 31 March 2025, compared to the corresponding period in 2024, primarily due to a decrease in mobile handset costs driven by lower handset sales volumes.

Business customers and wholesale. Total business-customers and wholesale direct costs decreased CHF 8.4 million or 11.6% during the period ended 31 March 2025, compared to the corresponding period in 2024, primarily due to (i) lower installation costs in line with lower installation revenue, (ii) lower mobile handset costs driven by lower handset sales volumes and (iii) lower voice hubbing costs in line with lower voice hubbing revenue.

Infrastructure and support functions. Total infrastructure and support-functions direct costs decreased CHF 2.3 million or 43.4% during the period ended 31 March 2025, compared to the corresponding period in 2024, primarily due to differences in quarterly phasing.

Personnel expenses

	Three months ended 31 March		Increase (decrease)
	2025	2024	CHF	%
	in millions, except percentages
Residential customers	36.2	39.7	(3.4)	(8.7)
Business customers and wholesale	20.9	21.0	(0.1)	(0.6)
Infrastructure and support functions	50.4	43.9	6.4	14.7
Total	107.5	104.6	2.9	2.7

Residential customers. Total residential-customers personnel expenses decreased CHF 3.4 million or 8.7% the period ended 31 March 2025, compared to the corresponding period in 2024, primarily due to lower payroll expenses as a result of lower residential-customer staffing levels partially driven by shifts to the infrastructure and support functions segment.

Business customers and wholesale. Total business-customers and wholesale personnel expenses decreased CHF 0.1 million or 0.6% during the period ended 31 March 2025, compared to the corresponding period in 2024.

Infrastructure and support functions. Total infrastructure and support-functions personnel expenses increased CHF 6.4 million or 14.7% during the period ended 31 March 2025, compared to the corresponding period in 2024, primarily due to (i) higher payroll expenses as a result of higher infrastructure & support staffing levels partially driven by shifts from residential customers segment and (ii) higher incentive-compensation costs driven by share-based compensation and (iii) higher pension expenses.

Q1 2025 Financial Results	16

Other operating income and capitalized labor

	Three months ended 31 March		Increase (decrease)
	2025	2024	CHF	%
	in millions, except percentages
Residential customers	1.6	1.2	0.4	38.0
Business customers and wholesale	1.6	1.4	0.2	12.5
Infrastructure and support functions	12.3	11.4	1.0	8.5
Total	15.5	14.0	1.6	11.4

Residential customers. Total residential-customers other operating income and capitalized labor increased CHF 0.4 million or 38.0% during the period ended 31 March 2025, compared to the corresponding period in 2024, primarily due to an increase in capitalizable labor activities.

Business customers and wholesale. Total business-customers and wholesale other operating income and capitalized labor increased CHF 0.2 million or 12.5% during the period ended 31 March 2025, compared to the corresponding period in 2024, primarily due to an increase in capitalizable labor activities.

Infrastructure and support functions. Total infrastructure and support-functions other operating income and capitalized labor increased CHF 1.0 million or 8.5% during the period ended 31 March 2025, compared to the corresponding period in 2024, primarily due to an increase in capitalizable labor activities.

Other operating expenses

	Three months ended 31 March		Increase (decrease)
	2025	2024	CHF	%
	in millions, except percentages
Residential customers	76.3	70.9	5.4	7.6
Business customers and wholesale	10.3	8.3	2.0	24.0
Infrastructure and support functions	80.2	88.2	(8.0)	(9.0)
Total	166.8	167.4	(0.6)	(0.3)

Residential customers. Total residential-customers other operating expenses increased CHF 5.4 million or 7.6% during the period ended 31 March 2025, compared to the corresponding period in 2024, primarily due to (i) an increase in professional services mainly from higher consultancy spend and (ii) an increase in contact-centre costs due to higher call volumes.

Business customers and wholesale. Total business-customers and wholesale other operating expenses increased CHF 2.0 million or 24.0% during the period ended 31 March 2025, compared to the corresponding period in 2024, primarily due to a different quarterly phasing of cloud-related projects.

Infrastructure and support functions. Total infrastructure and support-functions other operating expenses decreased CHF 8.0 million or 9.0% during the period ended 31 March 2025, compared to the corresponding period in 2024, primarily due to the net effect of (i) a decrease in bad-debt expense, (ii) a decrease in related-party charges and (iii) a decrease in network-related cost. partially offset by (iv) an increase in expenses for cloud-related projects and (v) higher restructuring cost.

Depreciation and amortization. Total depreciation and amortization, including depreciation and amortization of right-of-use assets, increased CHF 0.4 million or 0.2% during the period ended 31 March 2025, compared to the corresponding period in 2024.

Operating income. Operating income decreased CHF 8.5 million or 40.1% during the period ended 31 March 2025, compared to the corresponding period in 2024, driven by the aforementioned changes in revenue and expenses.

Financial income. Financial income decreased CHF 310.6 million or 80.6% during the period ended 31 March 2025, compared to the corresponding period in 2024, primarily due to a decrease in realised and unrealised gains on derivative instruments, partly offset by an increase in foreign-currency transaction gains.

Q1 2025 Financial Results	17

Financial expenses. Financial expenses decreased CHF 459.3 million or 84.2% during the period ended 31 March 2025, compared to the corresponding period in 2024, primarily due to a decrease in foreign-currency transaction losses and interest expense.

Income tax benefit (expense). Sunrise recognised income tax expense of CHF 3.8 million and income tax benefit of CHF 11.8 million during the periods ended 31 March 2025 and 2024 respectively. The decrease in income tax benefit is primarily due to an increase in current tax expense.

Net loss. Net loss decreased CHF 125.9 million or 99.0% during the period ended 31 March 2025, compared to the corresponding period in 2024, due to the aforementioned changes in the above items.

Adjusted EBITDAaL. Adjusted EBITDAaL is the primary measure used by the Sunrise chief operating decision maker to evaluate segment operating performance. Consolidated Adjusted EBITDAaL is reconciled to net income (loss) (the most directly comparable IFRS financial measure) within the section Summary financial information and operating data. Consolidated Adjusted EBITDAaL is a non-IFRS measure, which readers should view as a supplement to, and not a substitute for, IFRS measures of performance included in the interim consolidated statements of income or loss. The following table sets out the Adjusted EBITDAaL of the reportable segments of Sunrise, as well as its Consolidated Adjusted EBITDAaL:

	Three months ended 31 March		Increase (decrease)
	2025	2024	CHF	%
	in millions, except percentages
Residential customers	279.6	301.0	(21.4)	(7.1)
Business customers and wholesale	104.3	96.0	8.3	8.6
Infrastructure and support functions	(143.9)	(148.9)	5.0	3.4
Total	240.0	248.1	(8.1)	(3.3)

Q1 2025 Financial Results	18

Adjusted EBITDAaL margin. The following table sets out the Adjusted EBITDAaL margins (Adjusted EBITDAaL divided by revenue) of each of the reportable segments:

	Three months ended 31 March
	2025	2024
Residential customers	53.7%	55.0%
Business customers and wholesale	51.9%	48.2%
Infrastructure and support functions	N.M.	N.M.

N.M. — not meaningful

Residential customers. Total residential-customers Adjusted EBITDAaL decreased CHF 21.4 million or 7.1% during the period ended 31 March 2025, compared to the corresponding period in 2024, primarily due to the net effect of (i) the aforementioned decrease in revenue of CHF 26.8 million or 4.9%, (ii) the aforementioned decrease in direct costs of CHF 6.7 million or 5.4%, (iii) an increase in indirect costs of CHF 1.4 million or 1.3%, primarily driven by the aforementioned increase in other operating expenses partially offset by the aforementioned decrease in personnel expenses (excluding, in each case, expenses for share-based compensation, restructuring and other) and (iv) a decrease in lease-related expenses of CHF 0.1 million or 0.5%. The Adjusted EBITDAaL margin decreased by 1.3% during the period ended 31 March 2025, compared to the corresponding period in 2024, due to a higher relative decrease in Adjusted EBITDAaL compared to revenue.

Business customers and wholesale. Total business-customers and wholesale Adjusted EBITDAaL increased CHF 8.3 million or 8.6% during the period ended 31 March 2025, compared to the corresponding period in 2024, primarily due to the net effect of (i) the aforementioned increase in revenue of CHF 1.5 million or 0.8%, (ii) the aforementioned decrease in direct costs of CHF 8.4 million or 11.6%, (iii) an increase in indirect costs of CHF 1.6 million or 5.9%, primarily driven by the aforementioned increase in other operating expenses (excluding expenses for share-based compensation, restructuring and other) and (iv) unchanged lease-related expenses. The Adjusted EBITDAaL margin increased by 3.7% during the period ended 31 March 2025, compared to the corresponding period in 2024, due to a higher relative increase in Adjusted EBITDAaL compared to revenue.

Infrastructure and support functions. Total infrastructure and support-functions Adjusted EBITDAaL increased CHF 5.0 million or 3.4% during the period ended 31 March 2025, compared to the corresponding period in 2024, primarily due to the net effect of (i) the aforementioned increase in revenue of CHF 0.6 million or 150.0%, (ii) the aforementioned decrease in direct costs of CHF 2.3 million or 43.4%, (iii) a decrease in indirect costs of CHF 0.7 million or 0.6%, primarily driven by the aforementioned increase in personnel expenses, the aforementioned increase in other operating income and capitalized labor and the decrease in other operating expenses (excluding, in each case, expenses for share-based compensation, restructuring and other) and (iv) a decrease in lease-related expenses of CHF 1.4 million or 4.1%.

Q1 2025 Financial Results	19

Liquidity and capital resources

Sources and uses of cash

Cash and cash equivalents

At 31 March 2025, Sunrise had cash and cash equivalents of CHF 228.2 million, most of which were held by its subsidiaries. The terms of the instruments governing the indebtedness of certain of these subsidiaries may restrict the ability of Sunrise to access the liquidity of these subsidiaries. In addition, its ability to access the liquidity of its subsidiaries may be limited by tax, legal considerations and other factors.

Corporate liquidity of Sunrise

As Sunrise typically does not hold significant amounts of cash and cash equivalents at the corporate level, its primary source of corporate liquidity consists of, subject to the restrictions noted above, proceeds in the form of distributions or loans from its subsidiaries. From time to time, Sunrise may also supplement its sources of corporate liquidity with net proceeds received in connection with the issuance of debt instruments. No assurance can be given that any external funding will be available on favourable terms, or at all.

The corporate liquidity requirements of Sunrise include (i) corporate general and administrative expenses, (ii) interest payments on the Sunrise Holding Senior Notes and (iii) dividends and other returns of capital. From time to time, Sunrise may also require cash in connection with (i) the repayment of third-party debt (including the repurchase or exchange of outstanding debt securities in the open market or privately-negotiated transactions) and, until the spin-off, related-party debt, (ii) the satisfaction of contingent liabilities, (iii) acquisitions, (iv) other investment opportunities or (v) income tax payments.

Liquidity of consolidated operating entities

In addition to cash and cash equivalents, the primary source of liquidity of consolidated operating entities is cash provided by operations and any borrowing availability under the Sunrise Holding Bank Facility. The liquidity of the consolidated operating entities of Sunrise is generally used to fund (i) property and equipment additions, (ii) debt-service requirements, (iii) payments required by derivative instruments and (iv) payments associated with defined-benefit plans, and to settle certain commitments. In this regard, Sunrise has significant commitments related to certain operating costs associated with networks, purchase obligations associated with CPE, certain service-related commitments, programming-studio output and sport-rights contracts. These obligations are expected to represent a significant liquidity requirement of Sunrise consolidated operating entities, a significant portion of which is due over the next 12 to 24 months.

From time to time, the consolidated operating

entities of Sunrise may also require liquidity in connection with (i) acquisitions and other investment opportunities, (ii) loans and capital distributions to their intermediate holding companies or (iii) the satisfaction of contingent liabilities. No assurance can be given that any external funding will be available to its consolidated operating entities on favourable terms, or at all.

For additional information regarding the Sunrise consolidated cash flows, see the section Interim Consolidated Statements of Cash Flows below.

Capitalization

At 31 March 2025, the outstanding principal amount of Sunrise consolidated third-party debt, together with accrued interest, aggregated CHF 4.7 billion, including CHF 0.4 billion that is classified as current in the interim consolidated statement of financial condition. As a result of the refinancing announced on 4 February 2025, Sunrise has an extended maturity runway with no short-term maturities (c. 78% of debt becoming due in 2029 or thereafter and c. 27% of debt now becoming due in 2032).

As of 31 March 2025, Sunrise was in compliance with its debt covenants. In addition, Sunrise does not anticipate any instances of non-compliance with respect to any debt covenants that would have a material adverse impact on its liquidity during the next 12 months.

Sunrise believes it has sufficient resources to repay or refinance the current portion of its debt and lease obligations and to fund foreseeable liquidity requirements during the next 12 months. However, as maturing debt grows in later years, Sunrise anticipates it will seek to refinance or otherwise extend its debt maturities. No assurance can be given that Sunrise will be able to complete these refinancing transactions or otherwise extend its debt maturities. In this regard, it is not possible to predict how political and economic conditions, sovereign-debt concerns or any adverse regulatory developments could impact the credit markets Sunrise accesses and, accordingly, its future liquidity and financial position. The ability of Sunrise to access debt financing on favourable terms, or at all, could be adversely impacted by (i) the financial failure of any of its counterparties, which could reduce amounts available under committed credit facilities and adversely impact its ability to access cash deposited with any failed financial institution and (ii) any tightening of the credit markets. In addition, sustained or increased competition, particularly in combination with adverse economic or regulatory developments, could have an unfavourable impact on Sunrise cash flows and liquidity.

Q1 2025 Financial Results	20

Interim Consolidated Statements of Cash Flows

Period ended 31 March 2025 compared to period ended 31 March 2024

Summary. The interim consolidated statements of cash flows for the periods ended 31 March 2025 and 2024, are summarised as follows:

	Three months ended 31 March
in CHF millions, except percentages	2025	2024	Change
Net cash provided by operating activities	171.1	246.0	(74.9)
Net cash used in investing activities	(111.3)	(77.5)	(33.8)
Net cash used in financing activities	(183.3)	(159.7)	(23.6)
Effect of exchange rate changes on cash	(0.1)	(0.7)	0.6
Net increase (decrease) in cash and cash equivalents	(123.6)	8.1	(131.7)

Operating activities. The decrease in net cash provided by operating activities is primarily attributable to a decrease in cash provided by working-capital items.

Investing activities. The increase in net cash used by investing activities is primarily attributable to (i) a decrease in net advances from related parties of CHF 72.5 million partially offset by (ii) a decrease due to lower capital expenditures of CHF 38.3 million, primarily due to the timing of payments for capital-related accrued liabilities, and increased spend related to assets acquired under vendor financing partially offset by higher property, plant and equipment and intangible asset additions.

The capital expenditures Sunrise reports in its interim consolidated statements of cash flows do not include amounts that are financed under capital-related vendor financing. Instead, these amounts are reflected as non-cash additions to property and equipment when the underlying assets are delivered and as repayments of debt when the principal is repaid. A reconciliation of Sunrise consolidated property and equipment additions to the capital expenditures reported in the interim consolidated statements of cash flows is set out below:

	Three months ended 31 March
in CHF millions	2025	2024	Change
Property, plant and equipment and intangible asset additions	143.1	130.8	12.4
Assets acquired under vendor financing	(15.4)	(8.8)	(6.6)
Changes in current liabilities related to capital expenditures (including related-party amounts)	(19.7)	24.3	(43.9)
Capital expenditures	108.0	146.3	(38.3)

The increase in property, plant and equipment and intangible asset additions during the period ended 31 March 2025, compared to the corresponding period in 2024, is primarily attributable to the net effect of (i) an increase in expenditures for new-build and upgrade projects, (ii) a decrease from the phase-out of costs-to-capture synergies related to the Sunrise-UPC transaction, (iii) an increase in expenditures for capacity upgrades and (iv) an increase in expenditures for customer-premises equipment driven by differences in quarterly phasing. During the periods ended 31 March 2025 and 2024, Sunrise property, plant and equipment and intangible asset additions represented 19.8% and 17.5% of revenue, respectively.

Financing activities. The increase in net cash used by financing activities is primarily attributable to the net effect of (i) cash received in the form of debt borrowings of CHF 228.0 million, (ii) increase in cash used for repayments of debt of CHF 167.5 million and (iii) an increase of CHF 47.3 million in cash paid for principal-related derivative instruments.

Q1 2025 Financial Results	21

Quantitative and qualitative disclosures about market risk

Sunrise is exposed to market risk in the normal course of business operations due to its ongoing investing and financing activities. Market risk refers to the risk of loss arising from adverse changes in foreign-currency exchange rates and interest rates.

The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future profits. Sunrise has established policies, procedures and processes governing the management of market risks and the use of derivative instruments to manage exposure to such risks.

Cash

Sunrise invests its cash in highly liquid instruments that meet high credit-quality standards. At 31 March 2025, substantially all of the consolidated cash balance of Sunrise was denominated in Swiss francs.

Q1 2025 Financial Results	22

Projected cash flows associated with derivative instruments

The following table provides information regarding the projected cash flows associated with derivative instruments. The Swiss-franc equivalents presented below are based on interest-rate projections and exchange rates as of 31 March 2025. These amounts are presented for illustrative purposes only and will likely differ from the actual cash payments or receipts required in future periods.

	Payments (receipts) due during:
	Remainder of 2025	2026	2027	2028	2029	2030	2031	2032	Total
	in millions
Projected derivative cash payments (receipts), net:
Interest-related[1]	(45.4)	(99.6)	(92.1)	(90.4)	(56.8)	(34.6)	(35.7)	(21.6)	(476.2)
Principal-related[2]	—	60.3	—	28.2	139.6	—	—	31.4	259.5
Other[3]	(4.9)	(1.0)	—	—	—	—	—	—	(5.9)
Total	(50.3)	(40.3)	(92.1)	(62.2)	82.8	(34.6)	(35.7)	9.8	(222.6)

[1]	Includes (i) the cash flows of interest-rate cap, floor and swap contracts and (ii) the interest-related cash flows of cross-currency and interest-rate swap contracts.
[2]	Includes the principal-related cash flows of cross-currency swap contracts. [3] Includes amounts related to foreign-currency forward contracts.

Q1 2025 Financial Results	23

Sunrise Communications AG

Unaudited Interim Condensed
Consolidated Financial Statements

Sunrise
Sunrise

Q1 2025 Financial Results	24

Interim Consolidated Statements of Income or Loss (Unaudited)

	Note	Three months ended 31 March
in CHF millions		2025	2024
Revenue	5	722.1	746.8
Direct costs		(184.3)	(201.7)
Personnel expenses		(107.5)	(104.6)
Other operating income and capitalized labor	6	15.5	14.0
Other operating expenses	6	(166.8)	(167.4)
Depreciation of right-of-use assets		(32.9)	(32.9)
Depreciation and amortization		(233.4)	(233.0)

Operating income		12.7	21.2

Financial income	11	74.9	385.5
Financial expenses	11	(86.2)	(545.5)
Share of gains (losses) of equity method investments		1.1	(0.2)

Income (loss) before taxes		2.5	(139.0)

Income tax (expense) benefit		(3.8)	11.8

Net income (loss)		(1.3)	(127.2)

Attributable to:
Sunrise Communications AG shareholders		(1.6)	(128.2)
Non-controlling interest		0.3	1.0
Earnings (loss) per share

Basic and diluted earnings (loss) per share of class A		0.0	(1.8)
Basic and diluted earnings (loss) per share of class B		0.0	(0.2)

The accompanying notes are an integral part of these consolidated interim financial statements.

Q1 2025 Financial Results	25

Interim Consolidated Statements of Comprehensive Income or Loss (Unaudited)

	Note	Three months ended 31 March
in CHF millions		2025	2024
Net income (loss)		(1.3)	(127.2)
Items that are or may be reclassified to the statement of income or loss

Foreign currency translation adjustments		0.0	63.0
Items that will not be reclassified to the statement of income or loss

Pension-related adjustments		5.0	(4.1)
Other comprehensive income (loss), net of taxes		5.0	58.9

Attributable to:
Sunrise Communications AG shareholders		4.8	58.9
Non-controlling interest		0.2	0.0

Total comprehensive income (loss), net of taxes		3.7	(68.3)

Attributable to:
Sunrise Communications AG shareholders		3.2	(69.3)
Non-controlling interest		0.5	1.0

The accompanying notes are an integral part of these consolidated interim financial statements.

Q1 2025 Financial Results	26

Interim Consolidated Statements of Financial Position (Unaudited)

	Note	31 March	31 December
in CHF millions		2025	2024
Assets
Current assets:
Cash and cash equivalents		228.2	351.8
Trade receivables		361.0	353.0
Financial assets	12	140.5	162.5
Other current assets	8	300.5	259.9

Total current assets		1,030.2	1,127.2

Non-current assets:
Property, plant and equipment	8	2,341.3	2,338.5
Goodwill		6,012.7	6,012.7
Intangible assets	8	997.9	1,084.4
Right-of-use assets		1,248.9	1,262.5
Financial assets	12	5.9	5.1
Investments		49.7	48.4
Deferred tax assets		16.3	23.6
Other non-current assets	8	144.8	160.4

Total non-current assets		10,817.5	10,935.6

Total assets		11,847.7	12,062.8

Liabilities and Equity
Liabilities
Current liabilities:
Accounts payable		248.0	316.0
Lease liabilities		161.5	164.1
Financial liabilities	12	473.3	586.7
Provisions		2.5	4.7
Tax liabilities		17.2	17.9
Other current liabilities	8	536.0	497.0

Total current liabilities		1,438.5	1,586.4

Non-current liabilities:
Lease liabilities		1,043.1	1,055.2
Financial liabilities	12	4,719.3	4,747.9
Provisions		64.3	64.0
Defined benefit obligations		1.0	8.4
Deferred tax liabilities		152.8	165.8
Other non-current liabilities	8	32.0	48.2

Total non-current liabilities		6,012.5	6,089.5

Total liabilities		7,451.0	7,675.9

Q1 2025 Financial Results	27

Equity:
Ordinary share capital	7.2	7.2
Treasury shares	(0.1)	(0.1)
Reserves	4,363.0	4,353.7
Equity attributable to the shareholders	4,370.1	4,360.8
Non-controlling interest	26.6	26.1

Total equity	4,396.7	4,386.9

Total liabilities and equity	11,847.7	12,062.8

The accompanying notes are an integral part of these consolidated interim financial statements.

Q1 2025 Financial Results	28

Interim Consolidated Statements of Changes in Equity (Unaudited)

in CHF millions	Ordinary share capital	Treasury Stock	Other reserves	Currency translation reserve	Actuarial gains/ (losses) from defined benefit plans, net of taxes	Total equity attributable to shareholders	Non-controlling interests	Total equity
Balance at 1 January, 2024	—	—	3,796.0	(250.3)	9.1	3,554.8	22.2	3,577.0
Net income (loss)	—	—	(128.2)	—	—	(128.2)	1.0	(127.2)
Other comprehensive income (loss), net of taxes	—	—	—	63.0	(4.1)	58.9	—	58.9

Total comprehensive income	—	—	(128.2)	63.0	(4.1)	(69.3)	1.0	(68.3)

Share-based compensation	—	—	4.7	—	—	4.7	—	4.7
Capital contributions (distributions)	—	—	(41.4)	—	—	(41.4)	—	(41.4)
Balance at 31 March, 2024	—	—	3,631.1	(187.3)	5.0	3,448.8	23.2	3,472.0
Balance at 1 January, 2025	7.2	(0.1)	4,615.9	(263.6)	1.4	4,360.8	26.1	4,386.9
Net income (loss)	—	—	(1.6)	—	—	(1.6)	0.3	(1.3)
Other comprehensive income (loss), net of taxes	—	—	—	—	4.8	4.8	0.2	5.0

Total comprehensive income (loss)	—	—	(1.6)	—	4.8	3.2	0.5	3.7

Share-based compensation	—	—	6.9	—	—	6.9	—	6.9
Capital contributions (distributions)	—	—	(0.8)	—	—	(0.8)	—	(0.8)
Balance at 31 March, 2025	7.2	(0.1)	4,620.4	(263.6)	6.2	4,370.1	26.6	4,396.7

The accompanying notes are an integral part of these consolidated interim financial statements.

Q1 2025 Financial Results	29

Interim Consolidated Statements of Cash Flows (Unaudited)

	Note	Three months ended 31 March
in CHF millions		2025	2024
Cash flows from operating activities:
Net income (loss)		(1.3)	(127.2)
Income tax expense (benefit)		3.8	(11.8)
Share-based compensation expense		7.3	4.8
Depreciation of RoU assets		32.9	32.9
Depreciation of PP&E and amortization of intangibles		233.4	233.0
Restructuring and other operating items		1.8	6.0
Financial income		(74.9)	(385.5)
Financial expenses		86.2	545.5
Interest received		1.0	0.4
Taxes paid		(11.4)	(1.2)
Changes in operating assets and liabilities and other		(107.7)	(50.9)

Net cash provided by operating activities		171.1	246.0

Cash flows from investing activities:
Capital expenditures		(108.0)	(146.3)
Net advances from related parties		—	72.5
Cash paid for other investing activities		(3.3)	(3.7)

Net cash used in investing activities		(111.3)	(77.5)

Cash flows from financing activities:
Interest paid		(103.0)	(131.8)
Borrowing of debt		228.0	—
Vendor financing additions		90.8	55.2
Repayments of debt		(167.5)	—
Principal payments on vendor financing		(133.0)	(89.8)
Payment of lease liabilities		(35.3)	(20.1)
Payment of financing costs and debt premiums		(5.8)	—
Net cash received (paid) for interest related derivative instruments		(10.2)	26.8
Net cash paid for principal related derivative instruments		(47.3)	—

Net cash used in financing activities		(183.3)	(159.7)

Net increase (decrease) in cash and cash equivalents:		(123.5)	8.8
Cash and cash equivalents at the beginning of year		351.8	4.8
Effect of exchange rate changes on cash		(0.1)	(0.7)

Cash and cash equivalents at the end of the period		228.2	12.9

The accompanying notes are an integral part of these consolidated interim financial statements.

Q1 2025 Financial Results	30

Notes to the unaudited interim condensed consolidated financial statements

(1) General Information

Sunrise Communications AG is a public company incorporated, domiciled and registered in Switzerland. The registered office of Sunrise Communications AG is located at Glattpark (Opfikon), Thurgauerstrasse 101b, 8152, Switzerland.

These interim condensed consolidated financial statements for the three months ended 31 March 2025 and 31 March 2024 are in substance a continuation of the previously reported F-4 financials of Sunrise HoldCo V B.V. The reporting period 2025 presented comprises the consolidated financial statements of Sunrise Communications AG and its subsidiaries (collectively referred to as ‘Sunrise’). The comparative period 2024 presented reflects the carrying amounts from the consolidated financial statements of Sunrise HoldCo V B.V.

The Sunrise principal operating company, Sunrise GmbH, is a full-range telecommunications provider in Switzerland, offering mobile voice and data, landline services (retail and wholesale voice, business and integration services), video and landline Internet including Internet Protocol Television (IPTV) services to both residential and business customers as well as to other operators. Sunrise has its own national backbone landline and IP network and its own mobile network based on 4G and 5G technologies. In connection with the services it provides, Sunrise also resells handsets manufactured by third-party suppliers.

In connection with the spin-off from Liberty Global Ltd (hereinafter ‘LG’) dated 8 November 2024, a series of reorganisation steps were completed. The transaction resulted in separation from LG and the formation of Sunrise Communications AG, whose shares are listed on the SIX Swiss Exchange.

(2) Basis of preparation

These condensed consolidated interim financial statements for the three-months ended 31 March 2025 have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the last annual consolidated financial statements of Sunrise as at and for the year ended 31 December 2024 (‘last annual financial statements’). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards. However, selected explanatory notes are included to explain events and transactions that are significant for an understanding of the changes in the Sunrise financial position and performance since the last annual financial statements.

In preparing these consolidated interim financial statements, management has made judgements and estimates about the future that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ from these estimates. The significant judgements made by management in applying Sunrise accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

The following table summarizes the principal exchange rates used by Sunrise (shown against CHF):

	31 March	31 December
	2025	2024
Spot rates:
Euro	1.0458	1.0645
US Dollar	1.1306	1.1016

	Three months ended 31 March
	2025	2024
Average rates:
Euro	1.0469	1.0356
US Dollar	1.1319	1.1259

Q1 2025 Financial Results	31

(3) Material Accounting Policies

These consolidated interim financial statements were prepared in accordance with the accounting policies described in the last annual financial statements and the amendments effective as of 1 January 2025 which are described below. Sunrise has not adopted early any standard, interpretation or amendment that has been issued but is not yet effective.

One new amendment exists for the first time in 2025, but is not applicable to these consolidated interim financial statements.

Standard	Name	Effective from
Amendments to IAS 21	Lack of Exchangeability - Amendments to IAS 21	1 January, 2025

Q1 2025 Financial Results	32

(4) Segment Reporting

For management purposes, Sunrise is organized into business units which reflect the different customer groups to which Sunrise provides its telecommunications products and services, and has the following three operating segments, which are its reportable segments:

•	Residential customers

•	Business customers & Wholesale

•	Infrastructure & Support functions

The Board of Directors assumes the role of the Chief Operating Decision Maker (‘CODM’) and monitors the operating results of the segments Residential customers, Business customers & Wholesale and Infrastructure & Support functions separately for the purpose of making decisions about resource allocation and performance assessment.

Each of these segments engages in its particular business activity which is described below:

•	Residential customers: provides fixed-line and mobile services to residential end customers as well as sales of handsets. Sunrise focuses on selling its products in the Swiss telecommunications market by marketing bundled offers in fixed/Internet, mobile and IPTV.
•	Business customers & Wholesale: provides a full range of products and services, from fixed-line and mobile communications to Internet and data services as well as integration services to various business areas: small office and home office, small and medium-size managed enterprises and large corporate clients. The wholesale product portfolio covers voice, data, Internet and infrastructure services such as carrier and roaming services, which are marketed to business customers.

•	Infrastructure & Support functions: activities comprise support units such as network, IT and operations (customer care) as well as staff functions like finance, human resources and strategy.

Performance is measured based on Adjusted EBITDAaL as included in the internal financial reports reviewed by the CODM. This is considered an adequate measure of the operating performance of the segments reported to the CODM for the purposes of resource allocation and performance assessment. Assets and liabilities are not allocated to operating segments in the management reports reviewed by the CODM, as the review focuses on adjusted EBITDAaL. Sunrise finance income, finance expenses and income-tax expenses are reviewed on a total level, and are therefore not allocated to operating segments. As Sunrise mainly operates in Switzerland, no geographical information is further presented.

Q1 2025 Financial Results	33

Segment information

	Three months ended 31 March, 2025
CHF in millions	Residential customers	Business customers & Wholesale	Infrastructure & Support functions	Total
Total revenue	520.3	200.8	1.0	722.1

Direct costs	(117.2)	(64.2)	(2.9)	(184.3)
Indirect costs[1]	(110.8)	(29.5)	(109.2)	(249.5)
Lease expense[2]	(12.7)	(2.8)	(32.8)	(48.3)
Adj. EBITDA after lease expense (EBITDAaL)	279.6	104.3	(143.9)	240.0

Depreciation and amortization of property, plant and equipment and intangible assets				(233.4)
Share-based compensation, restructuring & other				(9.1)
Finance income/(expense)[3]				5.0
Income tax expense				(3.8)
Net income (loss)				(1.3)

	Three months ended 31 March, 2024
CHF in millions	Residential customers	Business customers & Wholesale	Infrastructure & Support functions	Total
Total revenue	547.1	199.3	0.4	746.8

Direct costs	(123.9)	(72.6)	(5.2)	(201.7)
Indirect costs[1]	(109.4)	(27.9)	(109.9)	(247.2)
Lease expense[2]	(12.8)	(2.8)	(34.2)	(49.8)
Adj. EBITDA after lease expense (EBITDAaL)	301.0	96.0	(148.9)	248.1

Depreciation and amortization of property, plant and equipment and intangible assets				(233.0)
Share-based compensation, restructuring & other				(10.8)
Finance income/(expense)[3]				(143.3)
Income tax benefit				11.8
Net income (loss)				(127.2)

[1]	Excludes expenses for share-based compensation, restructuring and other.
[2]	Contains depreciation and interest expenses for lease arrangements under IFRS 16. Excludes expenses for short-term leases, which are reported in line “indirect costs”.
[3]	Excludes interest expenses for leases, which are included in line “lease expense”.

Q1 2025 Financial Results	34

(5) Revenue from customers

Revenue by major category and reportable segment is set forth below:

	Three months ended 31 March, 2025
CHF in millions	Residential customers	Business customers & Wholesale	Infrastructure & Support functions	Total
Fixed:	250.9	117.4	—	368.3
Subscription	239.4	76.4	—	315.8
Non-subscription and hardware	11.5	41.0	—	52.5
Mobile:	245.1	82.7	—	327.8

Subscription	201.8	65.8	—	267.6
Non-subscription and hardware	43.3	16.9	—	60.2
Other:	24.3	0.7	1.0	26.0

Total	520.3	200.8	1.0	722.1

	Three months ended 31 March, 2024[4]
	Residential customers	Business customers & Wholesale	Infrastructure & Support functions	Total
Fixed:	270.2	115.4	—	385.6
Subscription	256.5	70.7	—	327.2
Non-subscription and hardware	13.7	44.7	—	58.4
Mobile:	254.2	83.3	—	337.5

Subscription	205.1	64.1	—	269.2
Non-subscription and hardware	49.1	19.2	—	68.3
Other:	22.7	0.6	0.4	23.7

Total	547.1	199.3	0.4	746.8

Subscription revenue

Sunrise recognizes service revenue from mobile and fixed services over the contractual period. Installation or activation fees related to the services provided are deferred as contract liabilities and recognized over the contractual period. Revenue from the sale of prepaid services is deferred and recognized at the time of use. Discounts that can be allocated to service revenues are evenly distributed over the minimum contract binding period.

Mobile subscriptions have no contract term beyond a 60-day notice period, whereas residential services require a minimum contract duration of 12 months. For contracts combined with a promotion, the typical minimum contract term is 24 months. For B2B service contracts, the contract term is typically between one and five years.

[4]	Reclassified to conform with 2025 presentation of product hierarchies

Q1 2025 Financial Results	35

Non-subscription and hardware

Non-subscription revenues include mainly revenue from hardware sales, which are recognized at point-in-time upon delivery. Revenue from carrier and roaming services offered to medium-size and large enterprises and from fixed-line and mobile services on a wholesale basis to other operators are recognized over the contractual period.

Other

Revenue from sales of build-to-suit network sites is recognized at point-in-time when the sites are available for use and legal ownership is transferred. Net collectible fees earned from early termination of contracts are recognized when collected. Other revenue further includes revenue from subleases and is recognized over time.

Changes in product hierarchy

As of Q1 2025, there have been adjustments in the product hierarchies within the residential customer segment and within the business and wholesale customer segment. This change reflects a refinement of the product hierarchies based on the ways in which management analyses and steers the business. Consequently, the 2024 amounts shown in the table above include the following reclassifications within the segments:

	Three months ended March 31
	2024
in CHF millions	Residential customers segment	Business customers and wholesale segment
Fixed revenue:	13.2	—
Subscription	3.8	0.5
Non-subscription and hardware	9.4	(0.5)
Mobile revenue:	(2.0)	0.1

Subscription	(2.2)	(1.2)
Non-subscription and hardware	0.2	1.3
Other	(11.2)	(0.1)

Total revenue	—	—

Q1 2025 Financial Results	36

(6) Other operating income and expenses

	Three months ended 31 March
CHF in millions	2025	2024
Marketing & Commissions	(51.4)	(49.9)
Network related costs	(36.2)	(40.8)
Professional Services	(25.6)	(19.5)
Facility & Energy	(16.4)	(18.1)
IT expenses	(17.7)	(13.5)
Administration	(9.3)	(9.2)
Call centre services	(10.5)	(8.0)
Allowance for receivables	(1.5)	(7.8)
Other expenses	1.8	(0.6)
Total other operating expenses	(166.8)	(167.4)

Capitalized labor as non-current assets	15.5	14.0
Other income	—	—
Total other operating income and capitalized labor	15.5	14.0

Other operating expenses

During the three-month period ended 31 March 2025 expenditures for professional services experienced an increase of CHF 6.1 million in comparison to the same period in 2024. The increase is primarily due to higher consultancy-related spend partially offset by lower related-party charges. IT expenses increased by CHF 4.2 million relative to the prior-year period, mainly due to a different quarterly phasing of project spend. Furthermore, expenditures for call-centre services have increased by CHF 2.5 million compared to the three-month period ended

31 March 2024, primarily due to higher call volumes. Conversely, the allowance for receivables decreased by CHF 6.3 million compared to the previous-year period, primarily due to updated assumptions in the allowance for receivables model based on the latest available data and better payment behaviour.

The categories disclosed for other operating expenses do not include expenses that were included in other financial-statement line items (such as personnel expenses or depreciation).

Q1 2025 Financial Results	37

(7) EARNINGS PER SHARE

The earnings-per-share calculation uses the weighted average number of shares in issue during the year. For the weighted average number of shares outstanding in periods prior to spin-off, the share amount distributed at spin-off net of treasury shares was used. The equity awards granted but not yet vested do not impact the diluted earnings per share, as the effect is anti-dilutive for 2024 and 2025 due to the net loss of Sunrise for the three months ended 31 March 2024 and 2025.

	Three months ended 31 March, 2025
	Class A	Class B
Allocation of net income (loss) attributable to Sunrise share classes (in CHF million)	(1.2)	(0.1)
Weighted average number of shares outstanding	68,872,764	25,977,316
Adjusted weighted average of shares outstanding	68,872,764	25,977,316
Basic and diluted earnings (loss) per share (in CHF)	0.0	0.0

	Three months ended 31 March, 2024
	Class A	Class B
Allocation of net income (loss) attributable to Sunrise share classes (in CHF million)	(122.6)	(4.6)
Weighted average number of shares outstanding	69,759,702	25,977,316
Adjusted weighted average of shares outstanding	69,759,702	25,977,316
Basic and diluted earnings (loss) per share (in CHF)	(1.8)	(0.2)

The number of shares outstanding is shown in absolute units below, rather than time-weighted units.

	2025
	Class A	Class B
Shares Outstanding as of 31 December, 2024	68,858,888	25,977,316
Shares distributed from treasury shares	49,954	—
Shares Outstanding as of 31 March	68,908,842	25,977,316

Q1 2025 Financial Results	38

(8) Other operating assets and liabilities

The details of other current and non-current assets of Sunrise and other current and non-current liabilities are set forth below:

	31 March	31 December
CHF in millions	2025	2024
Other assets - current:
Third party receivables	67.3	63.4
Prepayments	88.2	60.8
Contract assets	10.1	14.6
Contract costs	61.7	61.1
Inventories	71.6	58.5
Other	1.6	1.5
Total	300.5	259.9

Other assets - non-current:
Trade receivables	27.7	34.3
Prepayments	72.4	82.1
Contract assets	12.6	13.2
Contract costs	20.0	19.2
Other	12.1	11.6
Total	144.8	160.4

Other liabilities - current:
Accrued other liabilities	270.5	261.0
Accrued capital expenditures	71.5	63.5
Accrued payroll and employee benefits	29.8	68.3
Deferred revenue	124.5	71.3
Other	39.7	32.9
Total	536.0	497.0

Other liabilities - non-current:
Other	32.0	48.2
Total	32.0	48.2

Inventories

Write-downs of inventories to the net realizable value totalled CHF 0.4 million at 31 March 2025 (Q1 2024: CHF 0.5 million). The value of inventories recognized as an expense in direct costs and other operating expenses totalled CHF 42.3 million (Q1 2024: CHF 54.2 million). No inventories were expected to be sold after more than one year.

Property, plant and equipment

During the three-month period ended 31 March 2025 Sunrise acquired assets of CHF 128.4 million (Q1 2024: CHF 125.9 million).

Intangible assets

During the three-month period ended 31 March 2025 Sunrise acquired intangible assets of CHF 14.7 million (Q1 2024: CHF 4.9 million), mainly driven by software acquisitions.

(9) Commitments and contingencies

The total contractual and purchase commitments as of 31 March 2025, amounted to CHF 988.2 million (31 December 2024: CHF 886.7 million) for future investments in property, plant and equipment, right-of-use assets and intangible assets.

On 8 December 2017, Sunrise GmbH, formerly known as UPC Schweiz GmbH, entered into a mobile virtual network operator (‘MVNO’) agreement with Swisscom (Schweiz) AG (‘Swisscom’), as subsequently amended (the ‘Swisscom MVNO’), for the provision of mobile network services to certain of Sunrise GmbH’s end customers. In January 2023, Swisscom filed a formal lawsuit against Sunrise GmbH, asserting that it is in breach of the Swisscom MVNO and claiming approximately CHF 90 million in damages. In April 2024, Sunrise agreed with Swisscom to resolve the matter, the terms of which are not material to us and, as a result, the lawsuit against Sunrise GmbH has been withdrawn.

Sunrise also has commitments pursuant to agreements with, and obligations imposed by, authorities, which may include obligations in certain markets to move aerial cable to underground ducts or to upgrade, rebuild or extend portions of the Sunrise broadband communication systems. Such amounts are not fixed or determinable.

Q1 2025 Financial Results	39

Sunrise is party to certain pending lawsuits and cases with public authorities and complaint boards. Based on a legal assessment of the possible outcome of each of these lawsuits and cases, management is of the opinion that these will have no significant adverse effect on the Sunrise statement of financial position.

Under the terms of the financing documents, certain Sunrise entities are guarantors. For the three months ended 31 March 2025 the maximum guarantee totals the value of shares and intercompany receivables.

(10) Borrowings

The CHF equivalents of the components of third-party debt are as follows:

	31 March, 2025		Principal amount
	Weighted average interest rate (%)[5]	Unused borrowing capacity	31 March 2025	31 December 2024
		CHF in millions
Sunrise holding bank facility	6.31%	674.2	2,266.1	2,239.0
Sunrise holding SPE notes	4.57%	—	1,446.4	1,468.8
Sunrise holding senior note	4.78%	—	624.9	629.3
Vendor financing	2.50%	—	324.7	350.0
Total third-party debt before deferred financing costs, discounts, premiums and accrued interest	5.30%	674.2	4,662.1	4,687.1

The following table provides a reconciliation of total third-party debt before deferred financing costs, discounts, premiums and accrued interest to total debt including interest:

	31 March	31 December
	2025	2024
Total third-party debt before deferred financing costs, discounts, premiums and accrued interest:	4,662.1	4,687.1

Deferred financing costs, discounts and premiums, net	(16.9)	(10.3)
Total carrying amount of third-party debt	4,645.2	4,676.8

Accrued interest on third-party debt	37.2	57.4
Total debt including interest	4,682.4	4,734.2

Current portion of debt	361.9	407.4
Non-current portion of debt	4,320.5	4,326.8

[5]

Represents the weighted average interest rate in effect at 31 March 2025 for all borrowings outstanding pursuant to each debt instrument, including any applicable margin. The interest rates presented represent stated rates and do not include the impact of derivative instruments, deferred financing costs, original issue premiums or discounts and commitment fees, all of which affect our overall cost of borrowing. Including the effects of derivative instruments, original issue premiums or discounts and commitment fees, but excluding the impact of deferred financing costs, the weighted average interest rate on our aggregate third-party variable- and fixed-rate indebtedness was 2.7% at 31 March 2025. The weighted average interest rate calculation includes principal amounts outstanding associated with all of our secured and unsecured borrowings.

Q1 2025 Financial Results	40

Sunrise holding bank facility

The Sunrise holding bank facility is the senior secured credit facility of certain consolidated entities of Sunrise. The details of Sunrise borrowings under the

Sunrise holding bank facility are summarized in the following tables:

Three months ended 31 March, 2025
Sunrise Holding Bank facilities	Maturity	Interest rate	Facility amount (in borrowing currency)	Outstanding principal amount	Unused borrowing capacity	Carrying value
			in millions	CHF millions
AAA	15 February 2032	Term SOFR + 2.5%	$1,300.0	1,149.8	—	1,137.7
AT	30 April 2028	Term SOFR + 2.4%	$700.0	619.1	—	617.7
AU	30 April 2029	EURIBOR + 2.5%	€400.0	382.5	—	381.5
AX	31 January 2029	Term SOFR + 3.0%	$0.0	—	—	—
AY	31 January 2029	EURIBOR + 3.0%	€120.0	114.7	—	114.4
Revolving Facility A	31 May 2026	EURIBOR + 2.5%	€10.0	—	9.6	—
Revolving Facility B	30 September 2029	EURIBOR + 2.5%	€720.0	—	664.6	—
Total				2,266.1	674.2	2,251.3

Year ended 31 December, 2024
Sunrise Holding Bank facilities	Maturity	Interest rate	Facility amount (in borrowing currency)	Outstanding principal amount	Unused borrowing capacity	Carrying value
			in millions	CHF millions
AT	30 April 2028	Term SOFR + 2.4%	$700.0	635.4	—	633.8
AU	30 April 2029	EURIBOR + 2.5%	€400	375.8	—	374.7
AX	31 January 2029	Term SOFR + 3.0%	$1,044.7	948.3	—	944.0
AY	31 January 2029	EURIBOR + 3.0%	€297.6	279.6	—	278.8
Revolving Facility A	31 May 2026	EURIBOR + 2.5%	€10	—	9.4	—
Revolving Facility B	30 September 2029	EURIBOR + 2.5%	€720	—	652.6	—
Total				2,239.0	662.0	2,231.2

The Sunrise Holding Revolving Facility provides for maximum borrowing capacity of CHF 698.0 million, including CHF 57.4 million under the related ancillary facility. With the exception of CHF 23.8 million of borrowings under the ancillary facility (which are blocked as financial guarantees), the Sunrise Holding Revolving Facility was undrawn at 31 March 2025.

Financing transactions

On 13 February 2025, the Group refinanced USD 1,045 million of Facility AX and partially repaid EUR 177.6 million of Facility AY through the drawdown of a new USD 1,300 million term loan (“Facility AAA”).

Under the terms of the Additional Facility AAA Accession Agreement to Sunrise Financing Partnership, Facility AAA was issued at 99.75% of par and bears interest at a rate of 2.50% (the Original Margin) per annum and is due on 15 February 2032.

The Original Margin depends on meeting the conditions and targets in the Sunrise Sustainability Report and ESG Certificate. These must be shared with the Facility Agent from the financial year ending 31 December 2026 to 31 December 2031.

Q1 2025 Financial Results	41

The proceeds from Facility AAA were applied directly to settle the previous facilities and did not involve the movement of cash through the Group’s bank accounts. Consequently, the transaction’s complete effect is not immediately apparent within the cash-flow statement.

All outstanding borrowings are classified as non-current as of 31 March 2025.

Three months ended 31 March, 2025
				Outstanding principal amount
Sunrise holding SPE notes	Maturity	Interest rate	Original issue amount	Borrowing currency	CHF equivalent	Carrying value CHF
			in millions
2031 Sunrise holding senior secured notes	15 July 2031	4.88%	$1,250.0	$1,230.0	1,087.9	1,087.3
UPCB finance VII euro notes	15 June 2029	3.63%	€600.0	€374.9	358.5	357.7
Total					1,446.4	1,445.0

Year ended 31 December, 2024
				Outstanding principal amount
Sunrise holding SPE notes	Maturity	Interest rate	Original issue amount	Borrowing currency	CHF equivalent	Carrying value CHF
			in millions
2031 Sunrise holding senior secured notes	15 July 2031	4.88%	$1,250.0	$1,230.0	1,116.6	1,115.9
UPCB finance VII euro notes	15 June 2029	3.63%	€600.0	€374.9	352.2	351.3
Total					1,468.8	1,467.2

Three months ended 31 March, 2025
				Outstanding principal amount
Sunrise holding senior notes	Maturity	Interest rate	Original issue amount	Borrowing currency	CHF equivalent	Carrying value CHF
			in millions
3.875% senior notes	15 June 2029	3.88%	€635.0	€287.9	275.3	274.8
5.5% senior notes	14 January 2028	5.50%	$550.0	$395.3	349.6	348.9
Total					624.9	623.7

Q1 2025 Financial Results	42

Year ended 31 December, 2024
				Outstanding principal amount
Sunrise holding senior notes	Maturity	Interest rate	Original issue amount	Borrowing currency	CHF equivalent	Carrying value CHF
			in millions
3.875% senior notes	15 June 2029	3.88%	€635.0	€287.9	270.4	269.9
5.5% senior notes	14 January 2028	5.50%	$550.0	$395.3	358.9	358.1
Total					629.3	628.0

(11) Financial income and expenses

	Three months ended 31 March
CHF in millions	2025	2024
Finance income:
Interest income	1.0	1.7
Realized and unrealized gains on derivative instruments	12.0	383.8
Foreign currency transaction gains	61.9	—
Total	74.9	385.5

Finance expenses:
Interest expense	(82.9)	(111.9)
Foreign currency transaction losses	—	(429.5)
Other financial expense	(3.3)	(4.1)
Total	(86.2)	(545.5)

(12) Fair-value estimation

The fair value of Sunrise debt instruments is generally determined using the average of applicable bid and ask prices. The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data if available and rely as little as possible on entity-specific estimates. If all significant inputs required to calculate the fair value of an instrument are observable, the instrument is included in Level 2.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, Sunrise determines whether transfers have occurred between levels in the hierarchy by re-assessing the categorization (based on the lowest-level input that is significant to the fair-value measurement as a whole) at the end of each reporting period. There were no transfers between the different hierarchy levels in 2025 and 2024.

The fair values of financial assets and financial liabilities are summarized in the following table. Not included therein are certain financial assets and liabilities whose carrying amount corresponds to a reasonable estimation of their fair value, measured at amortized cost. These include cash and cash equivalents, trade receivables, accrued liabilities, lease liabilities and trade payables, as well as other receivables and liabilities whose carrying amount corresponds to a reasonable estimation of their fair value.

Q1 2025 Financial Results	43

		31 March 2025		31 December 2024
	Fair value level	Carrying amount	Fair value	Carrying amount	Fair value
Current assets carried at FVTPL:
Derivative financial instruments	II	140.5	140.5	162.5	162.5
Non-current assets carried at FVTPL:
Derivative financial instruments	II	5.9	5.9	5.1	5.1
Non-current assets carried at amortized cost:
Related party long-term receivables	II	—	—	—	—
Total financial assets		146.4	146.4	167.6	167.6

Current liabilities carried at FVTPL:
Derivative financial instruments	II	111.4	111.4	179.3	179.3
Current liabilities carried at amortized cost:
Vendor financing	II	324.7	324.7	350.0	350.0
Accrued interest	II	37.2	37.2	57.4	57.4
Non-current liabilities carried at FVTPL:
Derivative financial instruments	II	398.8	398.8	421.1	421.1
Non-current liabilities carried at amortized cost:
Third-party debt	I	4,320.5	4,198.1	4,326.8	4,085.8
Related party long-term payables	II	—	—	—	—
Total financial liabilities		5,192.6	5,070.2	5,334.6	5,093.6

(13) Events after the balance-sheet date

There are no significant events to report after the balance-sheet date.

Q1 2025 Financial Results	44